Exhibit 99.135

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES DETAILS OF YEAR END 2009 CONFERENCE CALL
AND WEBCAST

TORONTO, ONTARIO—(Marketwire — March 3, 2010) - Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or the “Company”) today announced that it expects to issue its full year and fourth quarter 2009 results following the market close on Wednesday, March 10, 2010. The Company will then host a conference call on Thursday, March 11, 2010 at 9:00 am EST to discuss the Company’s operating and financial performance during the fiscal year and fourth quarter of 2009. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast with the webcast being available on the homepage of the Company’s website at www.lsgold.com.

Participant call-in: 416-340-2216 or 866-226-1792
Replay number: 416-695-5800 or 800-408-3053
Re-dial ID: 4013424
Available until: 11:59 pm, March 25, 2010

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with large land positions on the west and east sides of the Timmins Gold Camp. The Company is carrying out an underground advanced exploration program at its 100%-owned Timmins Mine project, where it has both a shaft and a ramp, and is currently commencing advanced exploration work at the adjacent Thunder Creek property. The Bell Creek Mill, located on the east side of Timmins, has been refurbished to a capacity of 1,500 tonnes per day. The Company is also making progress with an underground advanced exploration program at its Bell Creek Complex, including the Bell Creek Mine, Schumacher and Vogel properties, which is moving forward to become the Company’s second mining operation in the Timmins Camp. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.
Tony Makuch
President & CEO
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com